UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45378A106

(CUSIP Number)

Richard H. Ross

Chief Executive Officer

Trade Street Residential, Inc.
19950 West Country Club Drive
Aventura, Florida 33180

(786) 248-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45378A106

1	Name of Reporting Persons Trade Street Residential, Inc.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,269,719 Shares (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,269,719 Shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.9% (2)

14	Type of Reporting Person CO

(1) Pursuant to the Voting Agreement described in Item 4, Trade Street Residential, Inc. (“Trade Street”) may be deemed to have beneficial ownership of 7,269,719 shares common shares of Independence Realty Trust, Inc. (“IRT”). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Trade Street that it is the beneficial owner of any such common shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2) Based on 33,150,734 shares of common stock of IRT outstanding on May 8, 2015, in reliance on the representation made by IRT in the Agreement and Plan of Merger, dated May 11, 2015.

CUSIP No. 45378A106

Item 1.     Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc., a Maryland corporation (“IRT”).  The principal executive offices of IRT are located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

Item 2.     Identity and Background.

(a) - (c) and (f). This Schedule 13D is being filed by Trade Street Residential, Inc., a Maryland corporation (“Trade Street”). Trade Street is engaged in the business of acquiring, owning, operating and managing high quality, conveniently located apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. The address of its principal place of business and of its principal office is 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Trade Street is set forth in Annex A hereto.

(d) - (e). During the last five years, neither Trade Street nor, to the best of its knowledge, any person listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Trade Street, and thus no funds were used for such purpose. Trade Street did not pay additional consideration to IRT in connection with the execution and delivery of the Voting Agreement. To the knowledge of Trade Street, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with Trade Street’s acquired interest in the Voting Agreement Shares.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.     Purpose of Transaction.

On May 11, 2015, Trade Street and Trade Street Operating Partnership, L.P. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IRT, Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT, and Adventure Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT OP.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein in its entirety by reference thereto.

Concurrently with the execution of the Merger Agreement, on May 11, 2015, RAIT Financial Trust (the “Stockholder”) and Trade Street entered into a Voting Agreement (the “Voting Agreement”), pursuant to which the Stockholder agreed to (i) appear at every stockholders’ meeting of IRT called with respect to any of the following matters (a “Stockholder Meeting”) or otherwise cause its shares of the Common Stock of IRT now owned or hereafter acquired (the “Voting Agreement Shares”) to be counted as present thereat, for purposes of calculating a quorum, (ii) vote, or cause to be voted, the Voting Agreement Shares (a) in favor of the issuance of IRT Common Stock in connection with the Merger, (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger (as defined in the Voting Agreement), (c) in favor of any proposal to adjourn a Stockholder Meeting to solicit additional proxies in favor of the approval of the issuance of IRT Common Stock in connection with the Merger, and (d) against (I) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger as set forth in the Merger Agreement not being fulfilled, and (II) any action which would reasonably be expected to materially impede, interfere with, materially delay, materially postpone or adversely affect consummation of the Merger, in each case to the extent that the stockholders of IRT are entitled to consider and vote on such matters(s) at a Stockholder Meeting, and (ii) not transfer or deposit into a voting trust any of the Voting Agreement Shares unless the transferee thereof executes a joinder to the Voting Agreement’ subject to the terms and conditions contained therein. In accordance with the Voting Agreement, the Stockholder is not required to vote the Voting Agreement Shares in accordance with clause (i) of the preceding sentence if the Board of Directors of IRT changes its recommendation that the stockholders of IRT approve the Merger prior to obtaining such stockholder approval, or the Merger Agreement or any of the transactions contemplated thereby is amended in a manner that is materially adverse to the Stockholder.

The Voting Agreement provides that, on the terms and subject to the conditions therein, the Stockholder grants a proxy appointing Trade Street and its designees as its attorney-in-fact and proxy with respect to the Voting Agreement Shares, with full power of substitution or resubstitution, to vote solely in the manner described in the immediately preceding paragraph hereof. The Voting Agreement provides that such proxy is irrevocable, but will be automatically revoked upon termination of the Voting Agreement, as described in the immediately following paragraph.

The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); (ii) such date and time as the Merger Agreement shall terminate in accordance with the terms thereof; (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is materially adverse to the Stockholder; or (iv) the End Date (as defined in the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated herein in its entirety by reference thereto. This statement on Schedule 13D does not purport to amend, qualify or in any way modify such Voting Agreement.

Item 5.     Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, Trade Street may be deemed to beneficially own the 7,269,719 shares of IRT Common Stock currently owned of record by the Stockholder. Such IRT Common Stock represents approximately 21.9% of the outstanding IRT Common Stock (based upon the 33,150,734 shares reported by IRT to be issued and outstanding as of May 8, 2015, as set forth in the Merger Agreement). To the knowledge of Trade Street, none of the persons listed in Annex A hereto beneficially owns any IRT Common Stock.

(b) Pursuant to the Voting Agreement, Trade Street may be deemed to share voting power with respect to the 7,269,719 shares of IRT Common Stock held by the Stockholder. To the knowledge of Trade Street, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4, neither Trade Street nor, to the knowledge of Trade Street, any of the persons listed in Annex A hereto has effected any transactions in the securities of IRT during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither Trade Street nor, to the knowledge of Trade Street, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of IRT.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, IRT Limited Partner, LLC, Adventure Merger Sub LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, L.P. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Trade Street Residential, Inc. on May 11, 2015 (SEC File No. 001-32365)).

99.2	Voting Agreement, dated May 11, 2015, by and between Trade Street Residential, Inc. and RAIT Financial Trust (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Trade Street Residential, Inc. on May 11, 2015 (SEC File No. 001-32365)).

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2015

Trade Street Residential, Inc.

By:	/s/ Richard H. Ross
Richard H. Ross
Chief Executive Officer

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF TRADE STREET RESIDENTIAL, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Trade Street Residential, Inc. (“Trade Street”) is set forth below. The principal business address of each of the executive officers and directors is 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Each executive officer and each director of Trade Street is a citizen of the United States.

Executive Officers:

Name	Position/Present Principal Occupation or Employment Name and Business Address

Richard H. Ross	Chief Executive Officer and President

Randall C. Eberline	Chief Accounting Officer

Directors:

Name	Position/Present Principal Occupation or Employment and Business Address

Randolph C. Coley	Director of Trade Street

Mack D. Pridgen III	Chairman of the Board of Trade Street

Nirmal Roy	Director of Trade Street and Investment Professional for BHR Capital LLC, 545 Madison Ave, New York, NY 10022

Michael Simanovsky	Director of Trade Street and Senior Investment Professional at Senator Investment Group LP, 510 Madison Avenue, 28th Floor, New York, NY 10022

Adam Sklar	Director of Trade Street and Senior Investment Professional at Monarch Alternative Capital L.P., 535 Madison Avenue, New York, NY 10022